Exhibit 19

Insider Trading Concepts

What is “Inside” Information?

Inside information includes anything you become aware of because of your “special relationship” with the Company as a director, officer, or employee and which has not been disclosed to the public (i.e., is non public). The information may be about the Company, First Federal MHC, First Federal Savings and Loan Association of Hazard, or other affiliates. It may also include information you learn about another company, for example, companies that are current or prospective customers or suppliers to the Company or those with which the Company may be in negotiations regarding a potential transaction.

What is Material Information?

Information is material if an investor would think that it is important in deciding whether to buy, sell, or hold stock, or if it could affect the market price of the stock. Either good or bad information may be material. If you are unsure whether the information is material, assume it is material.

Examples of material information typically include, but are not limited to:

●	financial or accounting problems;

●	estimates of future earnings or losses;

●	events that could result in restating financial information;

●	a proposed acquisition or sale;

●	changes in key management personnel;

●	beginning or settling a major lawsuit;

●	changes in dividend policies;

●	declaring a stock split;

●	a stock repurchase program; or

●	a stock or bond offering.

What is Non Public Information?

Non public information is information that has not yet been made public by the Company. Information only becomes public when the Company makes an official announcement (in a publicly accessible conference call, a press release, or in SEC filings, for example) and people have had an opportunity to see or hear it.

Trading Guidelines

A. Rules applicable to all directors, officers, and employees.

No director, officer, or employee may trade any security, whether issued by Kentucky First or by any other company, while in possession of “material inside information” about the issuer. Further, no director, officer, or employee may disclose “material inside information” to any other person (including immediate family members, friends, or stockbrokers) so that such other person may trade in the stock. It is usually safe to buy or sell stock after the information is officially announced, as long as you do not know of other information that has not yet been announced. Even after the information is announced, you should generally wait about two full trading days before buying or selling securities to allow the market to absorb the information.

This means the follow with respect specifically to certain Kentucky First employee benefit plans:

●	401(k) Plan: An officer or employee having material inside information regarding Kentucky First may not (i) initiate a transfer of funds into or out of the Kentucky First stock fund of the 401(k) plan or (ii) increase an existing election to invest funds in the Kentucky First stock fund. However, ongoing purchases of Kentucky First stock through the plan pursuant to a prior election are not prohibited.

●	Other Kentucky First stock purchase plans: A director, officer, or employee having material inside information regarding Kentucky First may not sign up for, or increase participation in, any employee stock purchase plan or dividend reinvestment plan. However, ongoing purchases through those plans pursuant to a prior election are not prohibited.

●	Stock Options: A director, officer, or employee may exercise a stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the employee has material inside information regarding the Company. At any time, however, an employee may deliver Kentucky First stock already owned to pay the option exercise price and taxes.

B. Additional rules applicable to all officers with the title of Vice President or higher, all directors, and all persons in the Accounting Department (the “Restricted Group”).

1. Blackout Periods:

●	Quarterly blackout periods: No person in the Restricted Group may trade in Kentucky First securities during a blackout period that begins on the tenth day of the last month of each calendar quarter (i.e., on December 10, March 10, June 10, and September 10) and ends two trading days after the public release of Kentucky First’s earnings for such quarter. The blackout period applies to (i) open market purchases, (ii) a sale of securities following exercise of a stock option (including a sale by way of a cashless exercise), (iii) signing up for, or increasing participation in, any employee stock purchase plan or dividend reinvestment plan, and (iv) initiating a transfer of funds into or out of the Kentucky First stock fund of the 401(k) plan or increasing an existing election to invest funds in the Kentucky First stock fund. However, ongoing purchases by any person through the 401(k) plan or other Company-sponsored plan pursuant to a prior election are permitted at any time, (i.e., they are not subject to the blackout period). The Chief Executive Officer of Kentucky First, in consultation with Company counsel, may permit transactions during the blackout period upon request where the person making the request is not in possession of material inside information.

●	Temporary blackout periods: Kentucky First may also institute temporary blackout periods in the event of a material corporate development. Notice of temporary blackout periods will be distributed by means of a written or electronic communication specifying the duration of the blackout period and the persons subject to it.

●	Written Plan: The limitations of the blackout periods shall not apply to trading in Kentucky First securities pursuant to a “written plan for trading securities” provided that such plan meets the requirements of SEC Rule 10b5-1 and is approved in advance by Kentucky First’s Board of Directors.

2.	Selling short: No person in the Restricted Group may at any time sell short Kentucky First stock or otherwise sell any equity securities of the Company that they do not own. Generally, a short sale means any transaction whereby one may benefit from a decline in the Company’s stock price.

3.	Options: No person in the Restricted Group may at any time buy or sell options on Kentucky First securities (so called “puts” and “calls”) except in accordance with a program approved by the Kentucky First Board of Directors or a trade cleared by the Chief Executive Officer. This restriction does not apply to the exercise of employee or director stock options, which is treated under Section A above.

C. Additional rules for Section 16 reporting persons.

1.	Pre-clearance and reporting: Any trade of Kentucky First securities by a director or executive officer, or a family member sharing the same household or a corporation or trust they control, must be pre-cleared with the Filing Coordinator identified in the Company’s Section 16 Compliance Program and must be reported promptly to the Filing Coordinator once made. If, upon requesting clearance, you are advised that Company stock may not be traded, you may not engage in any trade of any type under any circumstances, nor may you inform anyone of the restriction. You may reapply for pre-clearance at a later date when trading restrictions may no longer be applicable. It is critical that you obtain pre-clearance of any trading to prevent both inadvertent Section 16(b) or insider trading violations and to avoid even the appearance of an improper transaction (which could result, for example, when an officer engages in a trade while unaware of a pending major development).

2.	Options and other stock plans: The exercise of Kentucky First stock options and/or the sale of stock acquired upon an exercise, the transfer of funds into and out of the Kentucky First stock fund in the 401(k) plan, and other transactions in the Kentucky First stock plans are subject to special rules. The Filing Coordinator must be contacted before any such transaction is conducted.

3.	Pension Fund Blackouts: The Sarbanes-Oxley Act of 2002 also requires the Company to absolutely prohibit all purchases, sales, or transfers of Kentucky First securities by directors and executive officers during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper, or investment manager. Directors and executive officers will be contacted when these or other restricted trading periods are instituted.

4.	Pre-Clearance Policy for Rule 10b5-1 Plans: Directors and executive officers may not implement a trading plan under SEC Rule 10b5-1 at any time without prior clearance. Directors and executive officers may only enter into a trading plan when they are not in possession of material inside information. In addition, Directors and executive officers may not enter into a trading plan during a quarterly blackout period or during a pension fund blackout period. Once a trading plan is pre-cleared, trades made pursuant to the plan will not require additional pre-clearance, but only if the plan specifies the dates, prices, and amounts of the contemplated trades or establishes a formula for determining dates, prices, and amounts. Transactions made under a trading plan need to be promptly reported to the Filing Coordinator who will prepare the necessary Form 4.

D. Additional rules applicable to proposed acquisitions.

Whenever Kentucky First is actively considering a particular company for acquisition or for another significant business relationship (such as a joint venture) or whenever another company is considering acquiring Kentucky First, all Kentucky First employees involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship are prohibited from trading in any securities of Kentucky First and any securities of the other company.

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Note: This policy applies to personal securities transactions by the directors, officers, and employees identified above and also applies to:

(a)	transactions for accounts in which the Kentucky First director, officer, or employee has an interest or an ability to influence transactions; and

(b)	transactions by the director’s, officer’s, or employee’s spouse or any other member of their household unless (i) the household member’s investment decisions are made independently of the Kentucky First director, officer, or employee and (ii) the household member has not received inside information about the issuer of the security. It must be understood, however, that the director, officer, and employee and/or the household member will bear the burden of demonstrating that the household member has not received inside information. Furthermore, directors and executive officers are subject to special rules in this regard and any proposed transaction in Kentucky First securities by a corporation or trust they control or by a family member sharing the same household must be discussed in advance with the Chief Executive Officer or Company counsel.

E. Stock Repurchase by the Company.

The Board of Directors may delegate to the President and Chief Executive Officer or his designee(s) the authority and discretion to authorize the Company to purchase Company common stock pursuant to a Board-approved and currently effective stock repurchase program, including during a restricted trading period under this policy, provided that the President and Chief Executive Officer determines that the following conditions are met:

(a)	the Company is not in possession of non-public material information that prohibits such purchases;

(b)	market conditions for the repurchase are favorable;

(c)	there are no material differences in the financial condition of the Company referenced in the last publicly reported balance sheet date that have no been publicly disclosed;

(d)	there are no material differences in the consolidated results of core operations of the Company for the current quarter and the average for the four most recent quarterly periods that have not been publicly disclosed;

(e)	it is anticipated that expected earnings for the current quarter will not be materially different from analysts’ publicly-announced estimates for the current quarter or guidance provided by the Company, if any;

(f)	the Company is not currently in the process of conducting a transaction or series of related transactions that have not been publicly disclosed and which, if consummated, would likely have a material impact on the financial condition or results of operations of the Company, nor is the Company actively considering any such transaction or series of transactions;

(g)	the stock repurchases are conducted in accordance with the currently effective stock repurchase program and are not being conducted for the purpose of manipulating the trading market for the Company common stock; and

(h)	the President and Chief Executive Officer or his designee(s) have sought the advice of any advisors as he shall deem appropriate.

Confidentiality

Serious problems could develop for the Company by unauthorized disclosure of inside information about the Company, whether or not for the purpose of facilitating improper trading of the Company’s stock.

A. Confidentiality of Non-public Information.

Directors, officers, and employees of the Company should not discuss internal matters or developments with anyone outside of the Company (including family members, securities analysts, individual investors, members of the investment community, and news media), except as required in the performance of regular corporate duties. In addition, directors, officers, and employees of the Company with knowledge of material, non-public information should only disclose such information to other Company personnel on a “need-to-know” basis so that the group of individuals with knowledge of material, non-public information is kept as small as possible.

All inquiries about the Company made by the financial press, investment analysts or others in the financial community, or by shareholders must be handled in accordance with the Company’s Policy on Fair Disclosure to Investors. If you have any doubt as to your responsibilities under this policy, you should seek clarification from the Disclosure Policy Compliance Officer before acting.

B. Prohibition Against Internet Disclosure.

It is inappropriate for any unauthorized person to disclose Company information or to discuss the Company on the Internet, including in any forum or chat room where companies and their prospects are discussed. The posts in these forums are, in some cases, made by investors who are poorly informed, who have malicious intent, or who intend to benefit their own stock positions. In order to avoid the disclosure of the material, inside information, no director, officer, or employee may discuss the Company or Company-related information in an Internet forum or chat room, regardless of the situation.

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If you have any questions regarding this policy, please contact the Chief Financial Officer of the Company.

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